Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Twelve months ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Pretax income	$225,636	$219,459	$199,368	$163,295	$386,987
Add fixed charges as adjusted (from below)	140,798	135,137	135,341	141,924	155,643
	$366,434	$354,596	$334,709	$305,219	$542,630
Fixed charges:
Interest expense:
Corporate	$129,346	$123,930	$121,406	$130,701	$140,593
Amortization of deferred financing costs	4,436	4,266	7,575	3,573	6,261
1/3 of rental expense	7,016	6,941	6,360	7,650	8,789
Fixed charges	$140,798	$135,137	$135,341	$141,924	$155,643
Ratio (earnings divided by fixed charges)	2.60	2.62	2.47	2.15	3.49